Exhibit 12(a)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

The following table sets forth Lamar Media’s ratio of earnings to fixed charges for the periods indicated.

	Year Ended December 31,					Nine Months Ended September 30,
	2007	2008	2009(2)	2010(2)	2011	2011	2012
(dollars in thousands)						(unaudited)
Net income (loss)	$45,551	$10,360	$(55,823)	$(40,198)	$8,612	$2,387	$2,752
Income tax expense (benefit)	37,283	14,487	(36,146)	(23,213)	6,919	8,943	2,526
Fixed charges	224,932	230,078	263,011	253,569	239,477	180,621	169,211

Earnings	307,766	254,925	171,042	190,158	255,008	191,951	174,489

Interest expense, net	158,609	156,716	191,455	185,517	170,524	128,946	116,811
Rent under leases representative of an interest factor ( 1/3)	66,323	73,362	71,556	68,052	68,953	51,675	52,400
Preferred dividends	0	0	0	0	0	0	0

Fixed Charges	224,932	230,078	263,011	253,569	239,477	180,621	169,211

Ratio of earnings to fixed charges	1.4x	1.1x	0.7x	0.7x	1.1x	1.1 x	1.0x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expenses, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.
(2)	For the years ended December 31, 2010 and 2009, earnings were insufficient to cover fixed charges by $63.4 million and $92.0 million, respectively.